COMPUTRON, INC.

1 East Bedell Street

Freeport, NY 11520

March 10, 15

Via Edgar

Re:	Computron, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed February 13, 2015

File No. 333-199965

After careful consideration and To Whom it May Concern:

This letter shall serve as a reply to your letter correspondence, dated February 25, 2015 concerning Computron, Inc. (the “Company”), and Amendment No. 4 to Registration Statement on Form S-1 referenced above.

Financial Statements, page 30

1. We note that your most recently completed fiscal year end was December 31, 2014. Please provide updated audited financial statements and revise related disclosures throughout the filing. Refer to Rules 8-02 and 8-08(b) of Regulation S-X. Ensure that the consent of the independent registered public accounting firm is updated.

We have added the updated audited financial statements and revised all related disclosures.

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ David Breier____________

David Breier, President

Computron, Inc.